PRESS RELEASE

FOR IMMEDIATE RELEASE:

LANDRY’S SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR SHARES OF MCCORMICK & SCHMICK’S SEAFOOD RESTAURANTS

Houston, TX – January 3, 2012 — Landry’s, Inc. (“Landry’s”) today announced the successful completion of Landry’s tender offer for all of the outstanding shares of common stock of McCormick & Schmick’s Seafood Restaurants, Inc. (Nasdaq: MSSR) (“MSSR”) at a purchase price of $8.75 per share.  As of the expiration of the offer, 13,090,660 shares of common stock of MSSR were validly tendered and not withdrawn in the tender offer.  All of such shares have been accepted for payment in accordance with the terms of the tender offer.  The tender offer expired at 5:00 p.m., New York City time, on December 30, 2011.  As a result of the tender offer, Landry’s now owns, together with its affiliates, approximately 88% of the outstanding shares of MSSR.

As part of the successful completion of the tender offer, Landry’s has exercised its right, granted under the merger agreement with MSSR pursuant to which the tender offer was made, to purchase additional shares from MSSR which will allow Landry’s to complete and close the merger and acquisition of MSSR today without stockholder approval.  Upon completion of the merger, MSSR will become a wholly-owned subsidiary of Landry’s.  All outstanding shares of common stock of MSSR, other than shares held by Landry’s or MSSR or shares held by MSSR’s stockholders who are entitled to and properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive cash equal to the $8.75 offer price per share. In addition, upon completion of the merger, the common stock of MSSR will cease to be traded on the NASDAQ Stock Market Global Market.

About Landry’s, Inc.

Landry’s, Inc., wholly owned by Tilman J. Fertitta, is a national, diversified restaurant, hospitality and entertainment company principally engaged in the ownership and operation of high end and casual dining restaurants, primarily under the names of Landry’s Seafood House, Rainforest Cafe, The Chart House, Bubba Gump Shrimp Co., Claim Jumper, Saltgrass Steak House and Oceanaire, as well as a fine dining signature group of restaurants: Vic & Anthony’s, Grotto, Willie G’s and others.  Landry’s is also engaged in the ownership and operation of gaming, hospitality and entertainment businesses, including the Golden Nugget Hotel & Casinos in Las Vegas and Laughlin, Nevada, and Atlantic City, the Kemah Boardwalk, the San Luis Resort Hotel, and the Downtown Aquariums in Denver and Houston.  Landry’s and Mr. Fertitta’s affiliated companies will generate approximately $2 billion in revenues in 2011.

About McCormick & Schmick’s Seafood Restaurants

McCormick & Schmick’s Seafood Restaurants focus on serving a broad selection of fresh seafood with a menu printed twice daily and featuring the signature “Fresh List” of 20 different varieties of fresh seafood, in addition to aged steaks, poultry, entrée salads and pasta. Each restaurant’s chef contributes to the menu’s unique and imaginative appeal by creating dishes tailored to regional tastes and their own talents. MSSR offers an inviting atmosphere and a high quality, diverse menu for everyone from casual diners, families and tourists to business travelers and special occasion diners. Learn more at http://www.mccormickandschmicks.com. Find MSSR on Facebook at http://www.Facebook.com/McCormickandSchmicks or follow them on Twitter at http://www.Twitter.com/McandSchmicks.

CONTACT:

Rick H. Liem Executive Vice President & CFO (713) 850-1010	or	Dancie Ware Dancie Perugini Ware Public Relations (713) 224-9115